Exhibit 99.5

SECOND AMENDED AND RESTATED

INVESTOR RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT is entered into as of the 8th day of March 2002 (this “Agreement”), by and among CONSUMER PORTFOLIO SERVICES, INC., a California corporation (the “Company”), CHARLES E. BRADLEY, SR., an individual (“C. E. Bradley, Sr.”), CHARLES E. BRADLEY, JR., an individual (“C. E. Bradley, Jr.” and, together with C. E. Bradley, Sr., the “Bradleys”), and LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership (“LLCP”).

RECITALS

A. The Company and LLCP are parties to that certain Amended and Restated Securities Purchase Agreement dated as of March 15, 2000, as amended by that certain Consent to Warehouse Financing Transaction and Amendment to Securities Purchase Agreement dated November 16, 2000 (as so amended, the “First Amended and Restated Securities Purchase Agreement”) pursuant to which, among other things, the Company issued and sold to LLCP the Term A Note and the Company and LLCP amended, restated and combined the Amended November 1998 Primary Note and the April 1999 Note into the Term B Note.

B. In connection with the execution and delivery of the First Amended and Restated Securities Purchase Agreement, the parties entered into that certain Amended and Restated Investor Rights Agreement (the “First Amended and Restated Investor Rights Agreement”) pursuant to which, among other things, the parties amended and restated the Original Investor Rights Agreement (as such term is defined therein) and the Company and certain other persons granted to LLCP certain investment monitoring, management, tag-along and other rights and benefits, respectively, all as more fully described therein.

C. LLCP currently holds 4,552,000 shares of Common Stock and the Residual Warrant. The Residual Warrant is exercisable into 1,000 shares of Common Stock.

D. The Company and LLCP are entering into that certain Second Amended and Restated Securities Purchase Agreement dated of even date herewith (as amended from time to time, the “Securities Purchase Agreement”) pursuant to which, on the date hereof, the Company and LLCP are amending and restating the First Amended and Restated Securities Purchase Agreement and the First Amended Term B Note, and the Company is issuing and selling to LLCP, and LLCP is purchasing from the Company, the Bridge Note and the Term C Note, all on the terms and subject to the conditions set forth therein and in the Related Agreements.

E. In connection with the transactions contemplated by the Securities Purchase Agreement, the parties wish to amend and restate the First Amended and Restated Investor Rights Agreement on the terms and subject to the conditions set forth herein. The execution and delivery of this Agreement is a condition precedent to the consummation of the transactions contemplated by the Securities Purchase Agreement.

F. Unless otherwise indicated, all capitalized terms used in this Agreement shall have the respective meanings ascribed to them in the Securities Purchase Agreement. The rules of interpretation and construction specified in Sections 1.2 through 1.6 of the Securities Purchase Agreement shall likewise govern the interpretation and construction of this Agreement.

AGREEMENT

In consideration of the mutual covenants and agreements set forth herein, and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby amend and restate the First Amended and Restated Investor Rights Agreement as follows:

1.	INVESTMENT MONITORING/MANAGEMENT RIGHTS.

1.1 Election of LLCP Representative to Board.

      (a) At the written request of LLCP from time to time, the Company shall take all such steps (whether corporate or otherwise) as may be required or appropriate to cause any individual designated by LLCP (the “LLCP Representative”) to be duly appointed or elected to the Board of Directors of the Company (the “Board of Directors”), effective as of the close of business on the fifth day following receipt by the Company of such written request. In addition, at any future election of directors, the Company agrees to nominate the then current LLCP Representative (or any other individual designated by LLCP) for election as a director and shall otherwise use its best efforts to cause the LLCP Representative to be elected to and remain as a member of the Board of Directors unless and until the LLCP Representative resigns from the Board of Directors.

      (b) In furtherance of the foregoing, at every meeting of the shareholders of the Company called with respect to the election of directors, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the election of directors, each of C. E. Bradley, Sr. and C. E. Bradley, Jr. agrees to vote any and all shares of Common Stock as to which he has the right to vote and shall, to the extent he has the power to do so, cause each of his respective Affiliates to vote, all of his, its or their shares of Common Stock as to which such Affiliate has the right to vote, for the election of the LLCP Representative at each election of directors; provided, however, that it shall not constitute a violation of this covenant to the extent that a pledgee of any such shares of Common Stock acquires the right to vote such shares pursuant to the terms of any pledge agreement under which such shares have been pledged by C. E. Bradley, Sr., C. E. Bradley, Jr. or any of their respective Affiliates, as the case may be. In the event of the death or resignation of the LLCP Representative at any time, or in the event the LLCP Representative shall not be elected to the Board of Directors at any election of directors for any reason, the Company shall, upon request of LLCP, promptly (and in any event within five (5) days of such request), take such steps as may be necessary, including increasing the size of the Board of Directors and filling the resulting vacancy with an LLCP Representative, as may be necessary to cause the LLCP Representative to be duly appointed or elected as a member of the Board of Directors. To the extent that the Board of Directors delegates any of its duties to an executive committee or other similar committee, the LLCP Representative shall, upon request, be elected to such committee.

      (c) The voting agreements provided for in this Section 1.1 are intended to constitute enforceable voting agreements within the scope of Section 706 of the General Corporation Law of the State of California and is coupled with an interest.

1.2 Observation Rights. If, at any time, no LLCP Representative is serving on the Board of Directors for any reason, LLCP shall be entitled to receive notice of, and be entitled to have one (1) representative and one advisor to such representative (or, at LLCP’s election, two (2) representatives) attend as observers at, all meetings of the Board of Directors and of all committees thereof and at all meetings of the shareholders of the Company. Notice of such meetings shall be given to LLCP in the same manner and at the same time as that given to the members of the Board of Directors or such committees (which shall not be less than forty-eight (48) hours prior to such meeting unless otherwise agreed to by LLCP) and at the same time as to the shareholders of the Company, as the case may be. LLCP shall be provided with copies of (i) a meeting agenda, if any is prepared, (ii) all information which is provided to the members of the Board of Directors or such committees or to the shareholders of the Company (whether prior to, at, or subsequent to any such meetings), as the case may be, at the same time as such materials are provided to the members of the Board of Directors or such committee or to the shareholders of the Company, as the case may be, and (iii) copies of the minutes of all meetings of the Board of Directors and such committees and of all meetings of shareholders concurrently with the distribution of such minutes to one or more members of the Board of Directors or such committees or shareholders, as the case may be, but in no event later than forty-five (45) days after each such meeting.

1.3 Operating Committee.

      (a) The Company shall establish an operating committee (the “Operating Committee”) to, among other things, (i) review the monthly operating and capital plan of the Company and its subsidiaries for the next fiscal year, (ii) compare budgeted versus actual performance, and (iii) analyze the Company’s capital needs over the twelve (12) months following each meeting. The Operating Committee shall also consider such additional financial matters as the Operating Committee shall deem advisable. The Operating Committee shall not constitute a committee designated by the Board of Directors pursuant to the Company’s Bylaws or Section 311 of the California Corporations Code, and shall not have any authority to act in the name of or on behalf of the Company or any Subsidiary, but the Operating Committee shall have the right to make suggestions and to recommend actions to the Board of Directors or to the Board of Directors of any Subsidiary of the Company or to any committee of any such Board of Directors, either in writing or by attending, through a representative, a meeting of such Board of Directors or such committee.

      (b) The Operating Committee shall at all times be comprised of two (2) members of senior management of the Company, who shall be the President and Chief Executive Officer of the Company and the Chief Financial Officer (or principal accounting officer) of the Company, and two (2) members designated by LLCP. The Company shall cause other members of its senior management to be available at each meeting of the Operating Committee to review financial information and discuss other matters.

      (c) Regular meetings of the Operating Committee shall take place on or about the fourth Wednesday of each month (or the next succeeding Business Day, if the fourth Wednesday is not a Business Day).

      (d) The financial statements and other materials to be discussed at each monthly meeting described in Section 1.3(c) will consist of the materials included in the monthly information package delivered by the Company to the members of its Board of Directors and to LLCP as provided in Section 8.2(j) of the Securities Purchase Agreement.

1.4 [Intentionally Omitted].

1.5 Termination of Rights Under Sections 1.1, 1.2 and 1.3. LLCP’s rights under Sections 1.1, 1.2 and 1.3 shall continue so long as (a) any Indebtedness or other amounts remain outstanding under the Notes or (b) LLCP continues to hold, directly or indirectly, five percent (5.0%) or more of the number of shares of Common Stock outstanding; provided, however, that LLCP’s rights under Sections 1.1, 1.2 and 1.3 shall nevertheless continue for a period of two (2) years after the date upon which all Indebtedness and other amounts under the Notes are paid in full and LLCP holds less than five percent (5.0%) of the outstanding shares of Common Stock if LLCP informs the Company in writing that it believes in good faith that it is required to retain such rights to qualify as a “venture capital operating company” for purposes of complying with the requirements of ERISA.

1.6 Indemnification and Insurance. The Company shall, to the maximum extent permitted by Applicable Laws, indemnify and hold harmless the LLCP Representative, each LLCP representative on the Operating Committee, LLCP and LLCP’s employees, general and limited partners, principals, agents, attorneys, accountants, representatives and affiliates (collectively, the “LLCP Parties”) from all costs, expenses, liabilities, claims, damages and losses, including attorneys’ fees and the cost of any investigation and preparation incurred in connection therewith (collectively, “Liabilities and Costs”), arising out of or in any way related to the fact that any LLCP Party is or was a director or other agent of the Company or any Subsidiary of the Company, served on the Operating Committee or, while a director or other agent, is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise. Upon request by any LLCP Party, the Company shall advance (within ten (10) Business Days of such request) any and all expenses, including any and all attorneys’ fees and the cost of any investigation and preparation incurred in connection with any matter for which such LLCP Party is or may be entitled to indemnification hereunder; provided, however, that, if and to the extent that a court of competent jurisdiction finally determines that such LLCP Party is not permitted to be indemnified with respect to such matter under Applicable Laws, the Company shall be entitled to reimbursement of any expenses so advanced. The Company shall also indemnify each LLCP Party from and against any and all Liabilities and Costs incurred in connection with any claim or action brought to enforce such LLCP Party’s rights under this Section 1.6, or under Applicable Laws or the Company’s Articles of Incorporation or Bylaws now or hereafter in effect relating to indemnification, or for recovery under directors’ and officers’ liability insurance policies maintained by the Company, regardless of whether such LLCP Party is ultimately determined to be entitled to such indemnification or insurance recovery, as the case may be. If for any reason the foregoing indemnification is not available for any reason or is not sufficient to indemnify and hold the LLCP Parties harmless from all such Liabilities and Costs, then the Company shall contribute to the amount of all such Liabilities and Costs paid or payable by any LLCP Party in such proportion as is appropriate to reflect not only the relative benefits received by the Company, on the one hand, and LLCP, on the other hand, but also the relative fault of each, as well as any other equitable considerations. The Company’s reimbursement, indemnity and contribution obligations shall be in addition to any liability the Company may otherwise have at law or under any other agreement, including without limitation, the Securities Purchase Agreement, and such obligations shall extend, upon the same terms, to all LLCP Parties. This Section 1.6 shall survive indefinitely the termination of this Agreement. At any time that an LLCP Representative is serving on the Board of Directors, the Company shall maintain in force and effect one or more insurance policies providing at least $10,000,000 in insurance coverage for director liability, including coverage for claims under federal and state securities laws. The Company represents and warrants to LLCP that it currently maintains in effect one or more insurance policies providing at least $10,000,000 in insurance coverage for director liability, including coverage for claims arising under federal and state securities laws.

2. TAG ALONG RIGHTS.

2.1 Tag Along Right. Subject to the provisions of Section 2.8, in the event that C. E. Bradley, Jr. or any entity “controlled” by him (within the meaning of the definition of Affiliate in the Securities Purchase Agreement) (each a “Selling Holder”) receives a bona fide offer from any Person (the “Buyer”) to purchase any shares of Common Stock from such Selling Holder and such Selling Holder desires to sell or otherwise transfer any such shares of Common Stock pursuant to such bona fide offer, then LLCP shall be given an opportunity to sell or otherwise transfer to the Buyer the LLCP Pro Rata Share (determined in accordance with Section 2.2 and Section 3.1) of any shares of Common Stock which the Buyer agrees to purchase held or beneficially owned by LLCP as provided in this Agreement (the “Tag Along Rights”).

2.2 TAR Offer. At least fifteen (15) days prior to the consummation of any sale or other transfer by a Selling Holder of any shares of Common Stock, the Selling Holder shall cause the bona fide offer from the Buyer to purchase or otherwise acquire such Selling Holder’s shares to be reduced to a writing (the “TAR Offer”) and shall deliver to LLCP written notice of the TAR Offer, together with a true copy of the TAR Offer (the “TAR Notice”). Each TAR Offer shall require the Buyer to offer to purchase or otherwise acquire from LLCP, at the same time, at the same price and on the same terms as apply to the sale or other disposition by the Selling Holder to the Buyer and according to the terms and subject to the conditions of this Agreement, not less than the number of LLCP Shares held by LLCP as shall be equal to the product of (i) the total number of shares of Common Stock which the Buyer desires to purchase or otherwise acquire, multiplied by (ii) a fraction, the numerator of which is the total number of LLCP Shares on the date of the TAR Notice and the denominator of which is the total number of shares of Common Stock held on such date by the Selling Holder plus the total number of LLCP Shares. Pursuant to Section 2.4, the Selling Holder may then sell to the Buyer the number of shares of Common Stock remaining after the shares of Common Stock to be sold by LLCP are subtracted from the total number of shares of Common Stock which the Buyer desires to purchase or otherwise acquire. For example, and without limiting the generality of the foregoing, if a Buyer offers to purchase 100,000 shares of Common Stock from C. E. Bradley, Jr., and he desires to accept such offer, then the aggregate number of Shares which LLCP shall be entitled to sell to the Buyer upon the exercise of the Tag Along Rights shall be equal to 100,000, multiplied by the total number of LLCP Shares, divided by the sum of the total number of LLCP Shares plus the total number of shares of Common Stock held by C. E. Bradley, Jr. In no event shall LLCP be required to make any representation or warranty in connection with the sale to any Buyer other than as to organization and authority of LLCP, title to the shares of Common Stock to be sold by LLCP, and the absence of conflict with laws or material agreements of LLCP.

2.3 Acceptance Notice. If LLCP desires to accept the TAR Offer with respect to any LLCP Shares, LLCP shall deliver to the Selling Holder within fifteen (15) days after receipt of the TAR Notice by LLCP, a written notice stating such acceptance of the TAR Offer and setting forth the number of shares of LLCP Shares that LLCP desires to sell to the Buyer (the “Acceptance Notice”). If LLCP does not deliver an Acceptance Notice to the Selling Holder in accordance with the provisions of this Section 2.3, LLCP shall be deemed to have rejected the TAR Offer. The timely delivery of the Acceptance Notice shall constitute LLCP’s agreement to sell to the Buyer the lesser of (a) the number of LLCP Shares which LLCP is entitled to sell to the Buyer pursuant to this Section 2 and (b) the number of LLCP Shares which LLCP desires to sell to the Buyer as set forth in the Acceptance Notice. The Acceptance Notice shall also include (i) a written undertaking of LLCP to deliver, at least two (2) Business Days prior to the expected date of the consummation of such sale or other disposition to the Buyer as indicated in the TAR Notice, such documents (including stock assignments and stock certificates, if any) as shall be reasonably required to transfer the LLCP Shares to be sold by LLCP to the Buyer pursuant to the TAR Offer and (ii) a limited power-of-attorney authorizing the Selling Holder to transfer such shares to the Buyer pursuant to the terms of the TAR Offer.

2.4 Consummation. If there is a decrease in the price to be paid by the Buyer for the shares to be purchased from the price set forth in the TAR Offer, which decrease is acceptable to the Selling Holder, or any other material change in terms which are less favorable to the Selling Holder but which are acceptable to the Selling Holder, the Selling Holder shall immediately, but in any event within two (2) Business Days, notify LLCP of such decrease or other change, and LLCP shall have five (5) Business Days from the date of receipt of the notice of such decrease to modify the number of shares of Common Stock it will sell to the Buyer, as previously indicated in the applicable Acceptance Notice, or decline the TAR Offer. If the Selling Holder does not complete any proposed sale or other transfer for any reason, the Selling Holder shall immediately return to LLCP all documents (including stock assignments and stock certificates, if any) and powers-of-attorney which LLCP delivered to the Selling Holder pursuant to this Section 2 or otherwise in connection with such sale or other transfer.

2.5 Closing. The delivery of the stock certificate by the Selling Holder and LLCP to the Buyer in consummation of the sale of shares of Common Stock pursuant to the terms and conditions specified in the TAR Offer, and the payment by the Buyer to the Selling Holder and LLCP in immediately available funds of that portion of the sale proceeds to which the Selling Holder and LLCP are respectively entitled by reason of their participation in such sale shall occur simultaneously at a closing at the principal office of the Company, or such place as the Buyer and the selling parties may agree, at a time and at a date mutually agreeable to the Buyer and the selling parties.

2.6 Subsequent Offering. The exercise or non-exercise of the Tag Along Rights by LLCP with respect to any sale or transfer shall not affect adversely the right of LLCP to exercise the Tag Along Rights with respect to any subsequent sale or transfer.

2.7 Prohibited Sale. In the event of any purported sale of shares of Common Stock by C. E. Bradley, Jr. or any of his Affiliates in contravention of this Section 2 (a “Prohibited Transfer”), LLCP shall have the right to (i) require that the Company, or the Company’s transfer agent, not enter such transfer on the books and records of the Company or (ii) sell to the Selling Holder the number of shares of Common Stock equal to the number of LLCP Shares that LLCP could have otherwise sold in connection with the sale by the Selling Holder on the following terms and conditions:

      (a) The price per share which such shares are to be sold to such Selling Holder shall be equal to the price per share paid to such Selling Holder by the Buyer of such Selling Holder’s shares of Common Stock;

      (b) LLCP shall deliver to such Selling Holder within not more than ten (10) business days after receiving notice from such Selling Holder of the Prohibited Transfer, the certificate or certificates representing the shares of Common Stock to be sold, each certificate being properly endorsed for transfer; and

      (c) Such Selling Holder, upon receipt of the share certificates delivered pursuant to Section 2.7(b) above, shall within one (1) business day pay in cash (regardless of the form of consideration paid to such Selling Holder by the Buyer) the purchase price therefor, by wire transfer to such account as directed by LLCP or such other means of payment as is directed by LLCP, and shall reimburse LLCP for any additional expenses, including legal fees and expenses, incurred in effecting such purchase and resale.

2.8 Permitted Transfers. Notwithstanding the foregoing, the following transactions shall not be subject to the provisions of this Section 2: (i) sales in a public offering registered under the Securities Act of 1933, as amended (the “Act”); (ii) sales pursuant to Rule 144 or any similar successor rule promulgated under the Act; (iii) sales of shares of Common Stock which do not constitute “restricted securities” as such term is defined in Rule 144(a)(3) to the extent C. E. Bradley, Jr. is not an affiliate of the Company at the time of such sale; (iv) sales effected pursuant to a margin call by a broker holding shares of Common Stock as collateral for a margin account; (v) the pledge of shares pursuant to the terms of a bona fide pledge agreement to secure obligations of C. E. Bradley, Jr., provided that no more than 600,000 shares are subject to pledge at any time (which number shall be reduced by the number of shares sold as permitted by the following clause (vi)); (vi) sales effected by a bona fide pledgee pursuant to the terms of a pledge agreement permitted under the foregoing clause (v); (vii) sales by the estate of the holder to a spouse or other family member (“Family Member”) within one (1) year of the holder’s death; (viii) transfers to a trust for the benefit of a Family Member of the transferor, or to an executor, administrator or other personal representative pending distribution to such Family Member or trust; or (ix) by inter vivos transfer to a Family Member of the transferor or to a trust primarily for the transferor’s benefit or the benefit of a Family Member of a transferor; provided, however, that the transferee in each of the foregoing clauses (vii), (viii) and (ix) shall be bound by the provisions of this Agreement with respect to such transferred shares and shall, upon request, execute and deliver to LLCP and the Company an instrument, in form and substance reasonably acceptable to LLCP, agreeing to be bound by the provisions of this Agreement with respect to any future transfer. Notwithstanding the foregoing, if C. E. Bradley Jr. sells any shares of Common Stock as contemplated by clauses (i) through (vi) above, the purchaser or transferee of such shares shall not be bound by any obligations under this Agreement.

2.9 Termination of Tag Along Rights. The Tag Along Rights provided for in this Section 2 shall terminate in their entirety at such time as the number of LLCP Shares owned or held, directly or indirectly, by LLCP is less than three percent (3%) of the total number of shares of Common Stock then outstanding.

2.10 Representation, Warranty and Covenant of C. E. Bradley, Jr. C. E. Bradley, Jr. shall give LLCP written notice within two (2) days in the event that he purchases or otherwise acquires, directly or indirectly, any shares of Common Stock (excluding shares purchased or otherwise acquired by C. E. Bradley, Jr. in the open market) after the date hereof, which shares shall, upon such purchase or other acquisition, be legended as required by Section 5.1 (to the extent required to be so legended pursuant to Section 5.1) and shall immediately become subject to the terms and provisions of this Section 2.

2.11 C. E. Bradley, Jr. represents and warrants to LLCP that he has not purchased or otherwise acquired, directly or indirectly, any such shares since November 17, 1998. In addition, each of C.E. Bradley, Sr. and C.E. Bradley, Jr. hereby represents and warrants to LLCP that the execution, delivery and performance of this Agreement by him will not (a) conflict with, or result in a breach or violation of, any agreement, instrument or other document to which he is a party or to which his assets or properties may be bound, or (b) require the Consent of any other Person.

3. RIGHTS OF FIRST PURCHASE; ISSUANCE OF CERTAIN EQUITY SECURITIES TO CERTAIN EMPLOYEES; COMPANY STOCK PLANS.

3.1 The Company hereby grants to LLCP the right to purchase up to the LLCP Pro Rata Share (as such term is defined below) of any New Securities (as such term is defined below) which the Company may from time to time propose to issue or sell, and the Company shall not issue or sell any New Securities without first complying with the provisions of this Section 3. LLCP’s right to purchase shall be at the same price applicable to such issuance or sale of New Securities. The term “LLCP Pro Rata Share” shall be equal to a percentage, calculated immediately prior to the issuance of any New Securities, based upon a fraction, (a) the numerator of which is equal to (i) the total number of shares of Common Stock owned or held by LLCP immediately prior to such issuance plus (ii) the total number of shares of Common Stock issuable upon exercise of the Residual Warrant and any other Equity Rights held by LLCP immediately prior to such issuance, and (b) the denominator of which is the sum of (i) the total number of shares of Common Stock outstanding immediately prior to such issuance, plus (ii) the total number of shares of Common Stock issuable upon exercise of the Residual Warrant and any other Equity Rights held by LLCP immediately prior to such issuance.

3.2 The term “New Securities” shall mean any Capital Stock (including Common Stock or preferred stock) of the Company, whether authorized now or in the future, and any Equity Rights of the Company; provided, however, that the term New Securities shall not include (a) any equity securities issued in a public offering pursuant to an effective registration statement under the Act, provided, however, that such equity security is listed at the time of issuance on a recognized national securities exchange or on the NASDAQ National Market, (b) any Equity Rights to purchase shares of Common Stock granted by the Company, whether prior to or after the date of this Agreement, to directors, officers or key employees of the Company or any of its Affiliates under any Company Stock Plan existing on the date hereof, and shares of Common Stock issuable upon exercise of such Equity Rights, (c) shares of Common Stock issuable upon conversion of the Poole Replacement Note, (d) shares of Common Stock issuable upon exercise of the FSA Warrant or (e) any Equity Rights to purchase shares of Common Stock granted by the Company after the date of this Agreement to directors, officers and key employees of the Company or of any affiliate of the Company under any stock purchase or option plan, agreement or arrangement adopted by the Board of Directors and, if required, approved by the shareholders of the Company and granted in accordance with Section 3.4.

3.3 If the Company proposes from time to time to undertake any issuance of New Securities, it shall give LLCP written notice (an “Issuance Notice”) of such proposed issuance, describing the type of New Securities, the proposed offer price and the general terms upon which the Company proposes to issue the same. LLCP shall have thirty (30) days after its receipt of the Issuance Notice to decide whether it wishes to purchase up to the LLCP Pro Rata Share of the New Securities for the price and upon the terms specified in the Issuance Notice by furnishing written notice to the Company (a “Purchase Notice”), indicating the number of New Securities to be purchased by LLCP. To the extent that LLCP shall have timely furnished a Purchase Notice to the Company, the Company shall, at the closing of the issuance of such New Securities, sell to LLCP such number of New Securities as LLCP shall have notified the Company that it intends to purchase in the applicable Purchase Notice.

3.4 The Company shall not, without the prior written consent of LLCP, issue any shares of Capital Stock, or grant any Equity Rights, to any director, officer or employee of the Company or any of its Subsidiaries; provided, however, that the Company may, without the consent of LLCP, grant to the persons described below in any calendar year Equity Rights under the Company Stock Plans to purchase the following number of shares of Common Stock: (a) to C. E. Bradley, Jr., Equity Rights to purchase not more than 250,000 shares of Common Stock; (b) to any person (other than C. E. Bradley, Jr.) serving as a President, Chief Executive Officer, Chief Operating Officer or Chairman of the Board of the Company, Equity Rights to purchase not more than 100,000 shares for each such office, (c) to any Person serving as a Senior Vice President of the Company, Equity Rights to purchase not more than 25,000 shares of Common Stock; (d) to any Person serving in a position that is below a Senior Vice President of the Company, Equity Rights to purchase not more than 25,000 shares of Common Stock; (e) to any individual hired by the Company or any Subsidiary after the date hereof in the position of Chief Executive Officer, Chief Operating Officer or Chairman of the Board of the Company, Equity Rights to purchase not more than 80,000 shares of Common Stock at the initial hiring date; and (f) to any individual serving as director of the Company, Equity Rights to purchase not more than 10,000 shares of Common Stock.

3.5 The Company shall not amend, supplement or otherwise modify any existing stock purchase or option plan, agreement or arrangement of the Company, or adopt or approve any stock purchase or option plan, agreement or arrangement of the Company, without the prior affirmative vote or written consent of the shareholders of the Company (including the prior affirmative vote or written consent of LLCP). The Company shall not, and shall not permit any of its Subsidiaries, to issue any Capital Stock or adopt or approve any stock purchase or option plan, agreement or arrangement with respect to its Capital Stock.

3.6 The rights of LLCP under this Section 3 shall terminate on the earlier to occur of (a) the seventh anniversary of the date of this Agreement and (b) the date upon which the number of LLCP Shares directly or indirectly held by LLCP is less than five percent (5.0%) of the number of shares of Common Stock then outstanding.

4. COVENANTS OF THE BRADLEYS.

4.1 Protection and Use of Confidential Information. Each Bradley severally acknowledges and agrees that, in the course of the performance of his duties for the Company, he has or will come into the possession of confidential information which is valuable to the Company by virtue of the fact that such information is not generally known to the public or to the Company’s competitors (“Confidential Information”). The Confidential Information includes, but is not limited to, trade secrets, business records, vendor lists, dealer lists, information concerning financing sources, information concerning employees, information concerning the Company’s products and services, technical data, know how, specifications, processes, computations, development work, business plans, financial projections and other internal financial information, pricing information, information concerning the Company’s sales and marketing programs, training materials and computer programs and routines. Each Bradley severally agrees that (i) he will not, at any time either during or after his employment with the Company, in any manner, either directly or indirectly divulge, disclose or communicate any Confidential Information to any Person, (ii) he will not use any Confidential Information for his own benefit or for any other purpose other than for the exclusive benefit of the Company and its Subsidiaries, (iii) all Confidential Information is and shall remain the exclusive property of the Company, (iv) upon the termination of his employment with the Company, he will not, without the prior written approval of the Company, keep or remove any books, drawings, documents, records or other written or printed, photographic, encarded, taped, electrostatically or electromagnetically encoded data or information of whatever nature of the Company, and shall immediately return all such material and other Company property in his possession to the Company; provided, however, that the foregoing shall not prohibit any Bradley from disclosing Confidential Information (i) to the extent such Bradley reasonably believes in good faith that the disclosure of such Confidential Information is in the best interests of the Company or otherwise necessary or appropriate to the effective and efficient discharge of such Bradley’s duties to the Company or (ii) to the extent such disclosure is required under Applicable Laws or pursuant to the order of a court or other governmental agency.

4.2 Non-Solicitation. Each Bradley severally agrees that during any period during which he is employed by the Company and for a period of five (5) years after termination of such employment, he shall not, directly or indirectly, either for himself or for any other Person, (i) hire or offer employment to or seek to hire or offer employment to, or otherwise engage as an employee or independent contractor (collectively, an “Employment Offer”), any employee of the Company or any Subsidiary of the Company, or any former employee having been employed by the Company or any Subsidiary of the Company within one year prior to such Employment Offer, or in any other way interfere with the relationship between the Company or any Subsidiary of the Company and any employee of the Company, or (ii) request, advise or encourage any customer, dealer, financing source, client, vendor or other person with whom the Company or any Subsidiary of the Company conducts business to withdraw, curtail, reduce or cancel its business with the Company.

5. MISCELLANEOUS.

5.1 Legends; Definition.

      (a) Each certificate representing the shares of Common Stock now or hereafter owned by C. E. Bradley, Jr. shall be endorsed with the following legend and the legend set forth in Section 5.1(b) (provided, however, that C. E. Bradley, Jr. shall not be obligated to legend under this Section 5.1(a) any certificates representing shares of Common Stock acquired by him in open market transactions after the Bridge Note has been indefeasibly paid in full):

THE SALE OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF AN AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT BY AND AMONG CONSUMER PORTFOLIO SERVICES, INC., LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., AND THE OTHER PARTIES NAMED THEREIN. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

      (b) Each certificate representing shares of Common Stock now or hereafter owned by C. E. Bradley, Sr. shall be endorsed with the following legend (provided, however, that (i) after the date upon which all Indebtedness and other amounts owing under the Notes shall have been indefeasibly paid in full, (A) C. E. Bradley, Sr. shall not be obligated to endorse such legend on any such certificate and (B) his voting obligations under Section 1.1 shall terminate and (ii) C. E. Bradley, Sr. shall not be obligated to endorse, and may remove, such legend on any certificates which represent in the aggregate no more than 400,000 shares of Common Stock which are sold by him in any calendar year pursuant to any Rule 144 transactions, and the purchaser or transferee of such shares shall not be bound by any obligations under this Agreement):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT AS SET FORTH IN AN AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT BY AND AMONG CONSUMER PORTFOLIO SERVICES, INC., LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., AND THE OTHER PARTIES NAMED THEREIN. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

      (c) The foregoing notwithstanding, a certificate evidencing shares of Common Stock which were pledged to a third party prior to November 17, 1998, or pursuant to any BofA Pledge Agreement need not be legended as provided in this Section 5.1.

      (d) For purposes of this Agreement, the term “BofA Pledge Agreements” shall mean the pledge agreements entered into by C. E. Bradley, Sr., Stanwich Financial Services Corp (“Stanwich”) and Stanwich Partners, Inc. (“SPI”), as pledgors, pursuant to which such pledgors pledged to Bank of America, National Association, for itself and as agent (“BofA”), the following number of shares of Common Stock in connection with the merger of Stanwich Acquisition Corp. with and into Reunion Industries, Inc. and the relating financial accommodations provided by BofA: C. E. Bradley, Sr.: 17,000 shares; Stanwich: 543,459 shares; and SPI: 50,832 shares.

5.2 Stock Transfer Records. The Company shall make appropriate notations in its stock transfer records of the restrictions on transfer provided for in this Agreement and shall not record any transfers of capital stock not made in strict compliance with the terms of this Agreement. The Company acknowledges that any such transfer shall constitute an Event of Default under the Securities Purchase Agreement.

5.3 Successors and Assigns. The rights and obligations of LLCP under this Agreement shall be freely assignable in connection with any transfer of the Warrant or any portion thereof or of any shares of Common Stock issued upon the exercise thereof in whole or in part; provided, however, that the rights of LLCP under Section 1 may not be assigned except in connection with any such transfer to an affiliate of LLCP. Any assignee of such rights shall be entitled to all of the benefits of this Agreement as if such assignee were an original party hereto. The rights and obligations of the Bradleys hereunder may only be assigned, and shall automatically be assigned, to any Person who takes and holds such shares through a private transaction other than one in which a TAR Offer was made or by will or by the laws of descent and distribution. Such persons shall be conclusively deemed to have agreed to and be bound by all the terms and provisions of this Agreement.

5.4 Entire Agreement. This Agreement and the other agreements referenced herein or furnished pursuant hereto or thereto or in connection herewith or therewith constitute the full and entire agreement and understanding between the parties relating to the subject matter hereof.

5.5 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if transmitted by telecopier with receipt acknowledged, or upon delivery, if delivered personally or by recognized commercial courier with receipt acknowledged, or upon the expiration of 72 hours after mailing, if mailed by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to LLCP, to:	Levine Leichtman Capital Partners, Inc.
335 North Maple Drive, Suite 240
Beverly Hills, CA 90210
Attention: Arthur E. Levine, President
Telephone: (310) 275-5335
Facsimile: (310) 275-1441

If to any assignee of LLCP:	At such assignee’s address as shown on the books of the Company

If to the Company
or to any Bradley, to:	Consumer Portfolio Services, Inc.
16355 Laguna Canyon Road
Irvine, CA 92618
Attention: Charles E. Bradley, Jr.
Telephone: (949) 753-6800
Facsimile: (949) 450-3951

or at such other address or addresses as LLCP, such assignee or the Company, as the case may be, may specify by written notice given in accordance with this Section 5.5.

5.6 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

5.7 Counterparts. This Agreement may be executed in two or more counterparts and by facsimile transmission, each of which shall be an original, but all of which together shall constitute one instrument.

5.8 [Intentionally Omitted].

5.9 Waivers and Amendments. This Agreement or any provision hereof may be changed, waived, discharged or terminated only by a written instrument referring to this Agreement and signed by the parties.

5.10 Remedies. In the event that the Company or any Bradley fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, LLCP may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right of LLCP, or to take any one or more of such actions. The Company agrees to pay all fees, costs, and expenses, including fees and expenses of attorneys, accountants and other experts retained by LLCP, and all fees, costs and expenses of appeals, incurred or expended by LLCP in connection with the enforcement of this Agreement or the collection of any sums due hereunder, whether or not suit is commenced. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.11 Governing Law. IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT STATE (WITHOUT REGARD TO THE CHOICE OF LAW OR CONFLICTS OF LAW PROVISIONS THEREOF) AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

5.12 [Intentionally Omitted].

5.13 Amendment and Restatement. Effective on and as of the Closing Date, this Agreement shall supersede the First Amended and Restated Investor Rights Agreement insofar as the two are inconsistent. However, the execution and delivery of this Agreement shall not excuse, or constitute a waiver of, any Defaults or Events of Default under the First Amended and Restated Investor Rights Agreement, it being understood that this Agreement is not a termination of the First Amended and Restated Investor Rights Agreement, but is a modification (and, as modified, a continuation) of the First Amended and Restated Investor Rights Agreement. The Company acknowledges and agrees that the First Amended and Restated Investor Rights Agreement, as amended and restated hereby, remains in full force and effect and is affirmed in all respects.

5.14 WAIVER OF JURY TRIAL. EACH OF THE COMPANY, THE BRADLEYS AND LLCP HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COUNSEL, WAIVES AND FOREVER FORGOES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER PROCEEDING ARISING OUT OF, CONNECTED WITH OR RELATED TO THIS AGREEMENT, THE SECURITIES PURCHASE AGREEMENT, THE NOTES OR ANY OTHER RELATED AGREEMENT, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR ACTIONS.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:	CONSUMER PORTFOLIO SERVICES, INC., a California corporation

	By:	/s/ Charles E. Bradley, Jr.
Charles E. Bradley, Jr. President and Chief Executive Officer

	By:	/s/ David Kenneally
David Kenneally Senior Vice President and Chief Financial Officer

LLCP:	LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

On behalf of LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

		By:	/s/ Arthur E. Levine
Arthur E. Levine President

C. E. BRADLEY, SR.:	/s/ Charles E. Bradley, Sr. Charles E. Bradley, Sr.

C. E. BRADLEY, SR.:	/s/ Charles E. Bradley, Jr. Charles E. Bradley, Jr.